July 22, 2008

Via Facsimile (202) 772-9202 and EDGAR

Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546

Re:	Companhia de Bebidas das Américas - AmBev (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 16, 2008 File No. 001-15194

Dear Ms. Jenkins:

This letter responds to your letter dated July 14, 2008 in connection with the above-referenced file. To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment. Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2007 (the “2007 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 - Social Programs. F-36

1.
We note your disclosure here and on F-51 and F-67 that you use independent valuation experts to (i) assess your pension obligations and (ii) determine your insurance policy coverage levels. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

We confirm that we will revise our disclosure in future Exchange Act filings as requested.

* * * * * * *

In connection with responding to your comment letter, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to contact Graham David Staley at +55 11 2122-1428, or Pedro de Abreu Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Graham David Staley
Name: Graham David Staley
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel

cc:	Ethan Horowitz Division of Corporation Finance

Angela Halac
Division of Corporation Finance

Kevin Kelley Gibson, Dunn & Crutcher LLP

Hank Michael Gibson, Dunn & Crutcher LLP